UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14A

                Proxy Statement Pursuant to Section 14(a) of the
                         Securities Exchange Act of 1934

Filed by the Registrant  [x] Filed by a Party other than the Registrant [ ]

Check the appropriate box:
[X]       Preliminary Proxy Statement
[  ]      Confidential, for Use of the Commission Only
          (as permitted by Rule 14a-6(e)(2))
[  ]      Definitive Proxy Statement
[  ]      Definitive Additional Materials
[  ]      Soliciting Material Pursuant toss.240.14a-12

                            HARVEY ELECTRONICS, INC.
                ------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

   ------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):
[x]  No fee required.
[  ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
     1)   Title of each class of securities to which transaction applies:

     2)   Aggregate number of securities to which transaction applies:

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     4)   Proposed maximum aggregate value of transaction:

     5)   Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)   Amount Previously Paid:

     2)   Form, Schedule or Registration Statement No.:

     3)   Filing Party:

     4)   Date Filed:

                            HARVEY ELECTRONICS, INC.
                                205 Chubb Avenue
                               Lyndhurst, NJ 07071

                              NOTICE OF 2005 ANNUAL
                          MEETING OF STOCKHOLDERS TO BE
                HELD AT 10:00 A.M. LOCAL TIME ON OCTOBER 21, 2005

To the Stockholders of HARVEY ELECTRONICS, INC.:

NOTICE IS HEREBY GIVEN that the 2005 Annual Meeting of Stockholders (the "Meeting") of HARVEY ELECTRONICS, INC. (the "Company") will be held on Friday, October 21, 2005 (the "Meeting Date"), at 10:00 A.M. local time at the office of Ruskin Moscou Faltischek, P.C., 1425 EAB Plaza, East Tower, 15th Floor, Uniondale, New York 11556-1425 for the following purposes:

     1. To consider and vote upon a proposal to amend the Company's Certificate of Incorporation to effect a one-for-ten reverse stock split, to be immediately followed by a ten-for-one forward stock split; and

     2.   To elect seven directors to serve for a term of one year each;

     3. To ratify the appointment of BDO Seidman, LLP as the Company's independent registered public accountants for the fiscal year ending October 29, 2005;

     4. To transact such other business as may properly come before the Meeting and any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on September 7, 2005 as the record date for the determination of stockholders entitled to notice of and to vote at the Meeting, and only holders of record of shares of the Company's Common Stock at the close of business on that day will be entitled to vote. The stock transfer books of the Company will not be closed.

A complete list of stockholders entitled to vote at the Meeting shall be available at the offices of the Company during ordinary business hours from September 20, 2005 until the Meeting Date for examination by any stockholder for any purpose germane to the Meeting. This list will also be available at the Meeting.

All stockholders are cordially invited to attend the Meeting in person. However, whether or not you expect to be present at the Meeting, you are urged to mark, sign, date and return the enclosed Proxy, which is solicited by the Board of Directors, as promptly as possible in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the Meeting. The shares represented by the Proxy will be voted according to your specified response. The Proxy is revocable and will not affect your right to vote in person in the event you attend the Meeting.

Enclosed is a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the fiscal year ended October 30, 2004.

                                             By Order of the Board of Directors


                                            Joseph J. Calabrese, Secretary

Lyndhurst,  New  Jersey
September  20,  2005
-------------------------------------------------------------------------------
PLEASE FILL IN, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE ENVELOPE PROVIDED AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING. BY DOING SO, YOU MAY SAVE HARVEY ELECTRONICS, INC. THE EXPENSE OF A SECOND MAILING. IF YOU LATER DECIDE TO REVOKE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ATTACHED PROXY STATEMENT.
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Transaction, passed upon the fairness or the merits of the Transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.


                            HARVEY ELECTRONICS, INC.
                                205 Chubb Avenue
                               Lyndhurst, NJ 07071

                         ------------------------------

                                 PROXY STATEMENT

                         ------------------------------

                       2005 ANNUAL MEETING OF STOCKHOLDERS
             TO BE HELD AT 10:00 A.M. LOCAL TIME ON OCTOBER 21, 2005

                                  INTRODUCTION

This Proxy Statement is being furnished to the stockholders of HARVEY ELECTRONICS, INC. ("Harvey" or the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company for use at the 2005 Annual Meeting of Stockholders (the "Meeting") to be held on Friday, October 21, 2005 (the "Meeting Date"), at 10:00 a.m. local time at the office of Ruskin Moscou Faltischek, P.C. located at 1425 EAB Plaza, East Tower, 15th Floor, Uniondale, New York 11556-1425, and at any adjournment thereof. The Board of Directors has set September 7, 2005, at the close of business, as the record date (the "Record Date") for the determination of stockholders entitled to notice of and to vote at the Meeting. This Proxy Statement and the accompanying form of Proxy were first sent to stockholders on or about September 20, 2005.

A form of Proxy for use at the Meeting accompanies this Proxy Statement. You may ensure your representation at the Meeting by completing, signing, dating and promptly returning the enclosed form of Proxy. A return envelope, with postage prepaid, has been provided for your convenience.

You may revoke your Proxy at any time before it is actually voted at the Meeting by giving notice of revocation in writing to the Secretary of the Company or by attending the Meeting and giving notice of revocation in person. You may also change your vote by either executing and returning to the Company a later-dated form of proxy or voting, in person, at the Meeting. Attendance at the Meeting, in and of itself, will not constitute a revocation of the Proxy.

The entire cost of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by the Company. It is anticipated that the cost of solicitation will equal approximately $60,000. Such amount is believed to be the customary amount expended for a solicitation relating to the matters set forth in this Proxy Statement and will include the cost of supplying necessary additional copies of the solicitation materials and the Company's 2004 Annual Report on Form 10-K (the "Annual Report") to beneficial owners of shares held of record by brokers, dealers, banks, trustees, and their nominees, including the reasonable expenses of such record holders for forwarding such materials and the Annual Report to such beneficial owners.

The shares entitled to vote at the Meeting consist of shares of Common Stock, $.01 par value per share (the "Common Stock"), with each share entitling the holder of record to one vote. As of the Record Date, there were 3,508,584 shares of Common Stock outstanding. A quorum for the Meeting is a majority of the outstanding shares of Common Stock and, therefore, the holders of a majority of the outstanding shares of Common Stock must be represented in person or by proxy in order to achieve a quorum to vote on all matters. Shares of Common Stock represented by properly executed proxies that are received by the Company prior to the Meeting will be counted toward the establishment of a quorum for the Meeting. The shares of Common Stock represented by a properly executed Proxy that are received prior to the Meeting will be voted in accordance with your directions as to:

     (1) The approval of the proposal (the "Transaction") to amend the Company's Certificate of Incorporation to effect a one-for-ten reverse stock split (the "Reverse Split"), to be immediately followed by a ten-for-one forward stock split (the "Forward Split"); and
     (2) The election of the seven persons listed herein as directors of the Company;
     (3) The ratification of the appointment of BDO Seidman, LLP as the Company's independent registered public accountants for the fiscal year ending October 29, 2005;
     (4) The transaction of such other business as may properly come before the Meeting and any adjournment or postponement thereof.

In the absence of direction, the shares of Common Stock represented by the Proxy will be voted in favor of these proposals.

                     SUMMARY TERM SHEET FOR THE TRANSACTION

This summary highlights and briefly describes the material information about the Transaction. We encourage you to read this entire Proxy Statement and its exhibits before deciding whether to sign and return your Proxy. The Proxy Statement contains a more detailed description of such terms.

     o The Board of Directors has authorized the Reverse Split of our Common Stock, to be followed immediately by the Forward Split of our Common Stock.

     o If the Transaction is completed, in lieu of issuing any fractional shares resulting from the Reverse Split, we will make a cash payment of $1.32 per Pre-Split Share traceable to a fractional share. Accordingly, if the Reverse Split is completed, stockholders with less than ten (10) Pre-Split Shares will have no further interest in the Company and will become entitled only to payment for their Pre-Split Shares. Also, even for holders of at least one whole share as of immediately after the Reverse Split, we will not issue any fractional shares in the Reverse Split, but instead will pay cash in lieu of fractional shares at the rate of $1.32 for each Pre-Split Share. We expect to pay to stockholders of record approximately $512 in the aggregate and no stockholder of record with a single account could receive more than $11.88 as a result of the payout for their Pre-Split Shares. In addition, we estimate that, as a result of the Transaction, the aggregate maximum payment to holders of our Common Stock currently held in street name through a nominee is approximately $14,000, assuming that each such holder owns, prior to the Transaction, the maximum number of Pre-Split Shares which will be converted into cash as part of the Transaction.

     o After the Reverse Split is completed and we identify those stockholders entitled to payment for their Pre-Split Shares, we will affect the Forward Split such that each post-Reverse Split whole share of Common Stock will be converted into ten (10) shares of Common Stock after the Forward Split. Stockholders who hold a number of Pre-Split Shares that is exactly divisible by ten (10) will after the Transaction have the same number of shares of Common Stock as before the Transaction. Other stockholders, who held at least ten (10) Pre-Split Shares, will have after the Transaction slightly fewer shares of Common Stock than before the Transaction. For example, a holder of 155 Pre-Split Shares would, after the Transaction, have 150 shares of Common Stock and be entitled to $6.60 cash (see "Special Factors--Structure of the Transaction" beginning on page 10).

     o The primary practical effect of the Transaction will be to reduce the number of stockholders of record to less than 300, thereby allowing us to elect to deregister our Common Stock and terminate the NASDAQ Small Cap Market system listing of our Common Stock (which we would then promptly do), and instead trades in our Common Stock would only be possible through privately negotiated transactions, in the Pink Sheets (see "Special Factors--Effect of the Transaction on the Company" beginning on page 11). The Company believes that these savings from such deregistration will be approximately between $400,000 - $550,000 (see "Special Factors - Reasons for the Transaction" beginning on page
          5). The "Pink Sheets", is an electronic quotation system that displays quotes from broker-dealers for many over-the-counter securities. The Pink Sheets does not require companies whose securities are quoted upon its systems to meet any listing requirements.

     o    Our  Board  of  Directors  has  determined  that  the  Transaction  is
          advisable   and  in  the  best   interests  of  the  Company  and  its
          unaffiliated stockholders and recommends that you vote "FOR" the Transaction (see "Proposal No. I -- Recommendation of the Board of Directors" beginning on page 16).

     o Our Board of Directors did not retain any advisors to render an opinion as to the fairness, from a financial point of view, to our stockholders of the consideration to be received by them in connection with the transaction (see "Special Factors--No Opinion of Financial Advisor" beginning on page 12).

     o The proposal requires the affirmative vote of at least a majority of the issued and outstanding Common Stock as of the Record Date to approve the Transaction. Even if the proposal is approved, the Board of Directors may, in its discretion, abandon the Transaction (see "Proposal No. 1--Vote Required" beginning on page 16 and "Special Factors--Factors Considered By the Board of Directors" beginning on page 7).

     o Following the completion of the Transaction, each of our remaining stockholders, including affiliates and members of Management owning common shares, will own a slightly increased or slightly decreased (depending upon the size of the indicated fraction of a share post-Reverse Split) percentage of the outstanding Common Stock and a slightly decreased percentage of the fully-diluted Common Stock. Except as otherwise described in this Proxy Statement, we do not anticipate any changes in the Company's Board of Directors or
          Management following the Transaction (see "Share Ownership of Directors, Officers and certain Beneficial Owners" beginning on page 19 and "Other Issues Related to the Transaction--Conduct of the Company's Business After the Transaction" beginning on page 17).

     o Our stockholders may not be entitled to dissenter's or appraisal rights with respect to the Transaction (see "Other Issues Related to the Transaction--Dissenters' Rights" beginning on page 18).

     o Under state escheat laws, any payment for fractional interests not claimed by the stockholder entitled to such payment may be claimed by various states (see "Other Issues Related to the Transaction--Escheat Laws" beginning on page 18).

     o Any receipt of cash in the Transaction by stockholders holding Pre-Split Shares will be a taxable transaction in the same way as if they sold their shares in the market for $1.32 per share (see "Special Factors--Material Federal Income Tax Consequences" beginning on page
          11).

     o If the Transaction is approved by our stockholders, each stockholder holding fewer than ten (10) Pre-Split Shares or holding a number of Pre-Split Shares not exactly divisible by ten (10) will receive a letter from our transfer agent following the Effective Date of the Transaction. The Effective Date shall be the date of filing of the Company's Certificate of Amendment with the Secretary of State of the State of New York, effectuating the Transaction (see "Proposal I - Proposed Language Amending the Company's Certificate of Incorporation" beginning on page 14). The transfer agent's letter will indicate the procedures to be followed for surrendering your stock certificates (see "Other Issues Related to the Transaction--Exchange of Stock Certificates "beginning on page 18). All other stockholders will continue to hold their current share certificates.

     o There are risks associated with the Transaction (see "Risk Factors" beginning on page 15).

                                 SPECIAL FACTORS

Background

We have approximately 352 stockholders of record. Many of our stockholders hold a small number of shares.

As of August 31, 2005, approximately 152 stockholders of record of our Common Stock owned fewer than ten (10) shares. At that time, these stockholders represented approximately 43.2% of the total number of stockholders of record of our Common Stock, but these accounts represented approximately only .01% of the total number of outstanding shares of our Common Stock. Also at that time, stockholders not of record but beneficially owning fewer than ten (10) shares are expected to be less than 1000 shares, or approximately .03%, of our 3,273,541 street name stockholders, and account for approximately only .03% of the total number of outstanding shares of Common Stock.

Purpose of the Transaction

The purpose behind the Transaction is to reduce our number of stockholders of record to below 300. This, in turn, will enable us under the applicable legal standards to elect to deregister our securities under the 1934 Act. We would deregister as soon as possible, in order to (i) eliminate the costs associated with preparing and filing documents under the 1934 Act with the U.S. Securities and Exchange Commission ("SEC"), (ii) eliminate or reduce the costs and other burdens associated with being a 1934 Act registrant, including the costs of complying with Section 404 of the Sarbanes-Oxley Act of 2002 as to internal control over financial reporting, (iii) avoid the requirement of regular mandatory disclosure of our financial information and Management analyses to the public, but also to our competitors and commercial counterparties, even when such disclosure would be adverse to a Company objective, (iv) reduce the costs of administering stockholder accounts and responding to stockholder requests,
(v) provide liquidity to stockholders holding less than ten (10) Pre-Split Shares of Common Stock, and (vi) provide greater flexibility in the management and governance of the Company.

Reasons for the Transaction

The primary reason for the Transaction is to reduce the number of record holders of our Common Stock to fewer than 300, so that we can terminate the registration of our Common Stock under Section 12(g) of the Exchange Act. We expect to benefit from substantial cost savings as a result of the Transaction primarily from avoiding various 1934 Act compliance costs but also simply from reducing the cost of being a reporting entity under the Exchange Act.

The Board of Directors believes that any material benefit derived from continued registration under the Exchange Act is outweighed by the significant cost to the Company. Despite the growth of the Company from 4 stores to 9, and revenue growth from approximately $15 million to approximately $43 million since 1997, we have been unable to provide increased value to our stockholders as a public company. Particularly as a result of the increased cost and tangible and intangible burdens associated with being a public company following the passage of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), we do not believe that continuing our public company status is in the best interest of the Company or our stockholders.

The new legal requirements imposed on public companies under Section 404 of the Sarbanes-Oxley Act, ("Section 404") including requirements relating to our system of internal controls, add to the administrative burden and costs of being a public company. Our Management does not believe that we can prudently pay the expense of complying with these legal requirements. The expenses associated with implementing the additional processes and procedures necessary for compliance with Section 404, which was originally to take effect for our fiscal year 2005 but has now been delayed by the SEC until our fiscal year 2006, and the required attestation of those controls have been estimated to be approximately $250,000 to $400,000. Moreover, compliance with Section 404 would inevitably result in a diversion of Management time and attention from other duties. In an effort to improve our operations, the Company has begun a cost reduction program which includes a reduction in jobs. The Company also has a costly computer conversion planned for 2006, which will require a significant devotion of resources. If the Company were required to divert Management time and attention away from these efforts, such diversion would negatively impact the Company's ability to accomplish the stated goals. Additionally, if the Company were required to reduce its work force beyond the planned cuts in order to devote more resources to compliance with the Sarbanes-Oxley Act, our ability to provide premier services -- which differentiates us from other retailers, would be negatively impacted.

When the Sarbanes-Oxley Act was adopted, we realized that we would incur additional expenses. We did not seek to deregister at that time, however, because much of the Act had yet to be implemented and the extent of the increases was then unknown. Our compliance costs have increased due to the implementation of the Sarbanes-Oxley Act and related SEC and NASDAQ rules, and we expect these costs to increase further in the future. Of particular concern is the pending internal control audit requirement imposed by Section 404 of the Sarbanes-Oxley Act. Although it is not effective for the Company until October 31, 2006, we must begin preparing to comply with Section 404 in the coming fiscal year and our expenses will begin at that time. We expect that our preparations to comply with Section 404 will result in a significant one-time expense, as well as significant increases in our annual audit expenses going forward. For smaller publicly traded companies, such as our Company, these costs represent a larger portion of our revenues and pre-tax profit or loss, than for larger public companies.

In addition to the cost reductions relating to Section 404 compliance of between $250,000 - $400,000 if we de-register, we believe we would save an additional amount aggregating approximately $150,000 per year in other costs associated with being a public company and the related public filings, including legal, NASDAQ and accounting fees. In light of these disproportionate costs relative to the Company's size and other factors identified herein, the Board of Directors believes that it is in the best interests of the Company and our stockholders as a whole to eliminate the administrative burden and costs associated with such public filings.

We are aware that these estimates of the costs of being a 1934 Act public company may be lower than those presented by many other public companies and experts. If we have underestimated these costs, our savings from the Transaction would be even greater.

In addition, the Board of Directors believes that the significant tangible and intangible costs of our being a public company are not justified because we have not been able to realize many of the benefits that publicly traded companies sometimes realize. The Board of Directors does not believe that we are in a position to use our status as a public company to raise capital through sales of securities in a pubic offering, or otherwise to access the public markets to raise equity capital. Despite significant efforts, including the previous hiring of a financial public relations firm, our Common Stock's limited trading volume and lethargic stock price have limited our ability to use Common Stock as acquisition currency or to attract and retain employees.

Our Common Stock's thin trading volume has also impaired our stockholders' ability to sell their shares, which has prevented them from realizing the full benefits of holding publicly traded stock. Since we returned to the public markets in 1998, there has been limited interest from market makers or financial analysts who might report on our activity to the investment community. Because the Common Stock has been thinly traded, entering into a large purchase or sale, to the extent possible, would risk a significant impact on the market price of our Common Stock. The Board of Directors believes that it is unlikely that our market capitalization and trading liquidity will increase significantly in the foreseeable future.

Moreover,  the Transaction  will provide  stockholders  with fewer than ten (10)
Pre-Split Shares with an efficient way to cash out their investment in the Company because we will pay all transaction costs in connection with the Transaction. Otherwise, stockholders with small holdings would likely incur brokerage fees that are disproportionately high relative to the market value, based on the closing price as of the Record Date, of their shares if they wanted to sell their stock. The Transaction will eliminate these problems for most stockholders with small holdings.

Factors Considered By the Board of Directors

In the course of reaching its decision to recommend to the stockholders the approval of the Transaction, our Board of Directors considered the following factors favoring the Transaction:

     o anticipated reductions in the expenses of compliance with the reporting, proxy statement disclosure and internal controls compliance requirements of U.S. securities laws and the associated drain on management time and attention;

     o    anticipated   reductions  in  operating   expenses   associated   with
          administering a large number of stockholder accounts;

     o the Company has not received significant benefits from being a public company and the thin trading market in our Common Stock has not provided adequate liquidity to our stockholders or permitted us to use such stock as currency for acquisitions or other transactions, nor has it provided a meaningful incentive for our key employees;

     o the value being paid to the holders of less than ten (10) Pre-Split Shares ($1.32 per share) is higher than the market value, based on the $1.07 closing price on the Record Date, and higher than the $1.31 per share book value, of the Common Stock on July 30, 2005, which is prior to announcement of the Transaction, and also higher than the $1.18 average closing price for the 30 trading days prior to the Record Date;

     o the ability of smaller stockholders to receive cash for their shares without being burdened by disproportionately high service fees or brokerage commissions; and

     o the ability of stockholders wishing to remain stockholders may purchase sufficient shares in advance of the Effective Date to cause them to own more than ten (10) Pre-Split Shares.

The Board of Directors also considered the following potential adverse factors of the Transaction:

     o following the Transaction, the stockholders of less than ten (10) Pre-Split Shares before the Reverse Split will cease to hold any equity interest in the Company and will lose their ability to participate in the future growth of the Company, if any, or benefit from increases, if any, in the value of the Company. This factor is somewhat mitigated by the fact that these stockholders may purchase shares of our Common Stock before the Effective Date to get over the ten (10) share threshold and avoid being cashed out;

     o following the Transaction, other stockholders whose fractional shares are cashed out in the Reverse Split will, to that extent, lose their ability to benefit from any future increases in stockholder value;

     o the market for Company stock will become extremely illiquid or even non-existent after the Transaction; and

     o the payment for fractional shares is a taxable transaction for stockholders. This factor is somewhat mitigated by the fact that for many cashed-out stockholders, the Transaction will result in recognition of a capital loss.

The Board of Directors considered the following alternatives, but ultimately determined the Transaction was the preferred method to accomplish the reduction in the number of stockholders to fewer than 300 holders of record and then de-register:

     (a) A cash tender offer--The Board of Directors believed a cash tender offer would not result in shares being tendered by a sufficient number of record stockholders so as to accomplish the going private objective. It was thought unlikely that many holders of small numbers of shares would make the effort to tender their shares of Common Stock and the cost of mounting and completing the tender offer could be significant in relation to the value of the shares of Common Stock sought to be purchased. Additionally, there is the risk that holders of greater than ten (10) shares would tender their shares, thereby causing us to expend significant amounts of cash but not reducing the number of stockholders to less than 300; and

     (b) A purchase of shares in the open market--The trading market for the Common Stock is not particularly active; therefore, it would be highly unlikely that shares of Common Stock could be acquired by us from a sufficient number of record holders to accomplish the Board of Directors' objectives. This is especially so because there is no reason to believe that many record holders of fewer than ten (10)
          shares would be looking to sell their shares in response to open-market bids. Moreover, such a program could be construed as an issuer self-tender offer, resulting in regulatory compliance costs.

     (c) Selling the Company--Over the past several years, including the current year, the Company has had discussions with, and been involved with investigations by, interested third parties regarding the sale of the Company. Management and the Board of Directors have considered and responded to all such inquiries, none of which resulted in an offer being made. The Company has also considered, and has received proposals for, the investment of additional equity or debt financing into the Company. However, in the opinion of the Board of Directors, the terms of such proposed investments were too onerous and not in the best interests of the Company or its stockholders.

     (d) Take no action--The Board of Directors also considered taking no action to reduce the number of our stockholders. However, due to the significant and increasing costs of being a public company, the Board believed that maintaining the status quo would be detrimental to all stockholders. We would continue to incur the expenses of being a public company without realizing the benefits of public company status.

We did not retain any outside party to provide a report and opinion relating to the fairness of the consideration to be paid to stockholders holding fewer than ten (10) Pre-Split Shares and other fractional shares resulting from the Reverse Split in any one account and the fairness of the Transaction to the Company and its remaining stockholders. Based on a recent analysis of the distribution of our stockholders of record, the Transaction would result in the cash-out of approximately 388 Pre-Split Shares of Common Stock at $1.32 per share, for a total cash-out amount of approximately $512. However, because holders can continue to buy and sell shares through the effective date of the Transaction, this figure might change. No single account can receive more than $11.88 in payment for its Pre-Split Shares of Common Stock. No independent committee of the Board of Directors has reviewed or approved the fairness of the Transaction. No unaffiliated representative acting solely on behalf of the unaffiliated stockholders for the purpose of negotiating the terms of the Transaction or preparing a report concerning the fairness of the Transaction was retained by us or by our unaffiliated directors. In spite of the absence of an unaffiliated representative acting solely on behalf of the unaffiliated stockholders, we believe that the Transaction is fair to all unaffiliated stockholders for the reasons set forth in the remaining portion of this section.

The determination by the Board of Directors of the cash-out price was based primarily on a comparison of the cash-out price to the market price for our Common Stock. The cash-out price of $1.32 reflects a 23.4% premium over the closing price of $1.07 as reported for the Common Stock on the Record Date as well as an 11.9% premium over the $1.18 average closing price for the 30 trading days prior to the Record Date. In arriving at its decision to set the cash-out price at $1.32 per share, the Board of Directors determined that the cash-out price should be set at a premium over market price in order to compensate cashed-out stockholders for the loss of their equity interest in the Company. In addition, the Board of Directors believed that it would be necessary to pay a premium over market price in order to induce a sufficient number of stockholders to maintain holdings of less than 10 shares (to the extent they currently hold fewer than 10 shares) so as to become cashed out in the Transaction and allow us to achieve our objectives. The amount of the premium was based on the Board of Directors' general impression of premiums currently being paid to stockholders in the context of mergers, acquisitions, tender offers and similar transactions that the Board of Directors has learned of through news and other publications. The Board of Directors did not perform any quantitative analysis regarding the Transaction (or any transactions completed by third parties), other than a comparison of the cash-out price against market price, to determine the fairness of the cash-out price. The Board of Directors relied primarily on a comparison of the cash-out price to the market price for our common stock because they believe that the market price provides a relevant metric for investors to evaluate the Company's value.

The cash-out price of $1.32 reflects a 23.4% premium over the closing price of $1.07 as reported for the Common Stock on the Record Date and an 11.9% premium over the $1.18 average closing price for the 30 trading days prior to the Record Date. The Board of Directors believes that the Transaction is fair to all unaffiliated stockholders. Present stockholders (including those whose shares are expected to be cashed out) generally will have an opportunity both to evaluate all of the information contained herein and to compare the potential value of an investment in the Company with that of other available investments. The Board of Directors believes that the Transaction is procedurally fair to our stockholders because the Reverse Split will require the affirmative vote of the holders of a majority of the Company's outstanding capital stock. In addition, between the date hereof and the Effective Date all stockholders of the Company will have an opportunity to buy or sell in the public market a number of Pre-Split Shares so that holders who would otherwise be cashed out in whole or in part can continue to be stockholders, and continuing holders can also divide or otherwise adjust their existing holdings as to become cashed-out stockholders as to some or all of their Pre-Split Shares. None of our directors or affiliates is expected to act so as to become a wholly cashed-out stockholder. We believe that, in making their decision to determine the $1.32 cash-out price, our directors were conscious of the importance of the issues (including those that adversely affect continuing stockholders as well as those that affect cashed-out stockholders) and acted in accordance with their fiduciary duties to us and our stockholders.

The Board of Directors retains the right to reject (and not implement) the Transaction (even after approval thereof) if it determines subsequently that the Transaction is not then in the best interests of the Company and its stockholders. If the Transaction is not approved, or, if approved, is not implemented, the proposed deregistration of our Common Stock will not be implemented.

Structure of the Transaction

The Transaction includes the Reverse Split (with a cash payment in lieu of fractional shares) and the Forward Split of the Common Stock. If the Transaction is approved by stockholders, the Reverse Split is expected to occur as soon as practicable following such approval. Upon consummation of the Reverse Split, each stockholder of record or beneficial stockholder on such date will receive one share of Common Stock for each whole block of ten (10) Pre-Split Shares held in his or her account at that time. If a stockholder of record holds ten (10) or more Pre-Split Shares in his or her account, any fractional share in such account after the Reverse Split will be cashed out (and to that extent he or she is referred to here as a "Partially Cashed-Out Stockholder"). Any stockholder of record who holds fewer than ten (10) Pre-Split Shares in his or her account at the time of the Reverse Split (a "Cashed-Out Stockholder") will receive only a cash payment instead of fractional shares and will no longer be a stockholder of the Company after the Transaction. Immediately following the Reverse Split and the payment to the Partially Cashed-Out Stockholders and the Cashed-Out Stockholders, all stockholders who are not Cashed-Out Stockholders will receive in the Forward Split effective immediately after the Reverse Split, ten (10) shares of Common Stock for every one whole share of Common Stock they held following the Reverse Split.

We intend for the Transaction to treat stockholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are held of record in their own names, and nominees will be instructed to effect the Transaction for their beneficial holders. Accordingly, we also refer to those street name holders who receive a cash payment instead of fractional shares as "Partially Cashed-Out Stockholders" or "Cashed-Out Stockholders", as the case may be. However, nominees may have different procedures and stockholders holding shares in street name should contact their nominees.

Effect of the Transaction on the Company

Our Certificate of Incorporation, as amended, currently authorizes the issuance of 10,000,000 shares of Common Stock and 10,000 shares of preferred stock, for an aggregate of 10,010,000 shares. As of the Record Date, 3,508,584 shares of Common Stock were outstanding, and 600 shares of preferred stock were outstanding. Based upon our best estimates, relating to only the stockholders of record, if the Transaction had been consummated as of the Record Date, the number of outstanding shares of Common Stock would have been reduced by the Transaction from 3,508,584 to approximately 3,508,196. This would have reduced the number of holders of record of Common Stock from approximately 352 to approximately 200 or by approximately 152 stockholders of record.

Our Common Stock is currently registered under Section 12(g) of the 1934 Act and, as a result, we are subject to the periodic reporting and other requirements of the 1934 Act. As a result of the Transaction, we will have less than 300 holders of record of our publicly-traded Common Stock and the requirement that the Company maintain its registration under the 1934 Act will become terminable; we could, and would, seek to have our shares quoted on the Pink Sheets. Upon the termination of the registration of the Common Stock under the Exchange Act, the Common Stock will no longer be eligible for trading or quotation on any securities market or quotation system, except the Pink Sheets and one or more broker-dealers would need to act as market maker and sponsor the Common Stock. There can be no assurance that any broker-dealer will be willing to act as a market maker in Common Stock after the Transaction. There is also no assurance that you will be able to sell your Common Stock or purchase additional Common Stock after the Transaction. As a result of the Company's deregistration, our shares of Common Stock may no longer have an effective trading market, and as a practical matter will no longer be publicly traded or quoted on the NASDAQ Small Cap Market. In addition, following the Transaction we and our insiders will no longer be required to file periodic and other reports with the SEC, and we will formally terminate our reporting obligations under the 1934 Act.

Based on the aggregate number of shares owned by holders of less than ten (10) Pre-Split Shares as of the Record Date, and the estimated number of other fractional shares that would result from the Reverse Split, we estimate that payments of cash in lieu of the issuance of fractional shares to stockholders of record only, will total approximately $512 in the aggregate. No stockholder with a single account can receive more than $11.88.

The Common Stock will continue to have $.01 par value per share and the number of authorized common shares will remain the same following consummation of the Transaction.

Material Federal Income Tax Consequences

The following is a discussion of the material anticipated federal income tax consequences of the Transaction to stockholders of the Company. It should be noted that this discussion is based upon the federal income tax laws currently in effect and as currently interpreted. This discussion does not take into account possible changes in such laws or interpretations, including any amendments to applicable statutes, regulations and proposed regulations, or changes in judicial or administrative rulings, some of which may have retroactive effect. This discussion is provided for general information only, and does not purport to address all aspects of the range of possible federal income tax consequences of the reverse stock split and is not intended as tax advice to any person. In particular, and without limiting the foregoing, this discussion does not account for or consider the federal income tax consequences to stockholders of the Company in light of their individual investment circumstances or to holders subject to special treatment under the Federal income tax laws (for example, life insurance companies, regulated investment companies, and foreign taxpayers). This discussion does not discuss any consequence of the Transaction under any state, local or foreign tax laws.

No ruling from the Internal Revenue Service will be obtained regarding the federal income tax consequences to the stockholders of the Company in connection with the Transaction. The Company has not received an opinion of counsel regarding the federal income tax consequences to the Company and its stockholders in connection with the Transaction. However, each stockholder is encouraged to consult his or her tax adviser regarding the specific tax consequences of the Transaction to such stockholder, including the application and effect of federal, state, local and foreign taxes, and any other tax laws.

The Board of Directors believes that the Transaction will be a tax-free recapitalization to the Company and its continuing stockholders and a taxable transaction to Cashed-Out Stockholders and, to the extent their fractional shares are cashed out, to Partially Cashed-Out Stockholders, all as further detailed below. If the Reverse Split qualifies as a recapitalization described in Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the "Code"), (i) no gain or loss will be recognized by a stockholder of Common Stock who is neither a Cashed-Out Stockholder nor a Partially Cashed-Out Stockholder,
(ii) any Cashed-Out Stockholder or Partially Cashed-Out Stockholder who receives cash proceeds, from the sale of fractional shares of Common Stock will recognize a gain or loss equal to the difference, if any, between such proceeds and the basis of its Common Stock allocated to its fractional share interests, and such gain or loss, if any, will generally constitute capital gain or loss if its fractional share interests are held as capital assets at the time of their sale,
(iii) the tax basis of the new Common Stock received by holders of Common Stock will be the same as the tax basis of the Common Stock exchanged therefore, minus (in the case of Partially Cashed-Out Stockholders) the basis allocated to the cashed-out fractional share interest, and (iv) the holding period of the new Common Stock in the hands of holders of new Common Stock will include the holding period of their Common Stock exchanged therefore, provided that such Common Stock was held as a capital asset immediately before the exchange.

Certain Cashed-Out Stockholders and Partially Cashed-Out Stockholders may be subject to information reporting with respect to the cash received in exchange for their fractional shares of Common Stock. If you are subject to information reporting and do not provide appropriate information when requested, you may also be subject to backup withholding at a rate of 28%. Any amount withheld from you under such rules is not an additional tax and may be refunded or credited against your federal income tax liability, provided that the required information is properly furnished in a timely manner to the IRS.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL, ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

No Opinion of Financial Advisor

Our Board of Directors did not retain any advisor to deliver a fairness opinion in connection with the Transaction. The Board of Directors believes that the Transaction is fair to all unaffiliated stockholders. Present stockholders (including those whose shares are expected to be cashed out) generally will have an opportunity both to evaluate all of the information contained herein and to compare the potential value of an investment in the Company with that of other available investments. The Board of Directors believes that the Transaction is procedurally fair to our stockholders because the Reverse Split will require the affirmative vote of the holders of a majority of the Company's outstanding capital stock. The Board of Directors based its determination of the fairness of the cash-out price primarily on a comparison of the cash-out price against the market price for our common stock. The cash-out price of $1.32 compares favorably with our recent bid prices and reflects a 23.4% premium over the closing price of $1.07 as reported for the Common Stock on the Record Date as well as an 11.9% premium over the $1.18 average closing price for the 30 trading days prior to the Record Date. In addition, between the date hereof and the Effective Date all stockholders of the Company will have an opportunity to buy or sell in the public market a number of Pre-Split Shares so that holders who would otherwise be cashed out in whole or in part can continue to be stockholders, and continuing holders can also divide or otherwise adjust their existing holdings as to become cashed-out stockholders as to some or all of their Pre-Split Shares. None of our directors or affiliates is expected to act so as to become a wholly cashed-out stockholder. We believe that, in making their decision to determine the $1.32 cash-out price, our directors were conscious of the importance of the issues (including those that adversely affect continuing stockholders as well as those that affect cashed-out stockholders) and acted in accordance with their fiduciary duties to us and our stockholders.

PROPOSAL I
APPROVAL OF AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO EFFECT A ONE-FOR-TEN REVERSE STOCK SPLIT, TO BE IMMEDIATELY FOLLOWED BY A TEN-FOR-ONE FORWARD STOCK SPLIT

The Board of Directors has authorized, and recommends for your approval, a Transaction comprising separate transactions pursuant to which:

     o a reverse stock split (the "Reverse Split") pursuant to which each block of ten (10) shares of Common Stock registered in the name of a stockholder or held in a stockholder's street-name stock brokerage account at the effective time of the Reverse Split will be converted into one share of Common Stock;

          o stockholders holding fewer than ten (10) shares of Common Stock, of record or in a street-name stock brokerage account, will cease to be stockholders and instead will receive a cash payment of $1.32 per share for each Pre-Split Share;

          o stockholders holding more than ten (10) shares of Common Stock, of record or in a street-name stock brokerage account, will, to the extent their number of shares is not exactly divisible by ten
               (10) and therefore the Reverse Split would result in a fractional share as well as one or more whole shares, receive instead of the fractional share a cash payment of $1.32 for each Pre-Split Share which became part of the fractional share;

     o a forward stock split (the "Forward Split"), to be consummated immediately following the completion of the Reverse Split, pursuant to which each whole share of Common Stock outstanding following consummation of the Reverse Split and fractional share payment will be converted into ten (10) shares of Common Stock.

For example: if you hold 1,000 Pre-Split Shares at the effective time of the Transaction, your holdings will remain as 1,000 shares of Common Stock. If you hold nine Pre-Split Shares at the effective time of the Transaction, you would cease to be a stockholder and instead we would pay you $11.88 (9 shares multiplied by $1.32 per share) cash. If you hold 155 Pre-Split Shares at the effective time of the Transaction, you would become a holder of 150 shares of Common Stock and we would pay you $6.60 in cash in lieu of the Reverse Split fractional share.

The Transaction would be formally effected by two successive amendments of our Articles of Incorporation. If approved by the stockholders, the Transaction will become effective on a date (the "Effective Date") prior to the end of our 2005 fiscal year as may be determined by the Board of Directors in coordination with NASDAQ and our transfer agent. It is anticipated that, upon approval by the stockholders, we will implement the Transaction as soon as practicable following such approval.

Proposed Language Amending the Company's Certificate of Incorporation

The following is the text of Article THIRD(b) of the Company's Certificate of Incorporation, substantially as it is proposed to be amended by the Transaction. The current Article THIRD (b) will be renamed Article THIRD(c), but the text of such Article shall remain the same.

     "At the time this Certificate of Amendment becomes effective (the "Effective Time") on the date of filing of the Certificate of Amendment with the Secretary of State of the State of New York setting forth this Amendment (the "Effective Date"), each ten (10) shares of authorized Common Stock of the Company, whether or not issued, immediately prior to the Effective Time shall automatically (and without further action) be reclassified and changed into one
(1) share of Common Stock (a "New Reverse Split Share"). Each holder of record of shares of Common Stock so reclassified and changed shall at the Effective Time automatically (and without further action) become the record owner of the number of New Reverse Split Shares as shall result from such reclassification and change. Each record holder shall be entitled to receive, upon the surrender of the certificate or certificates representing the shares of Common Stock so reclassified and changed, at the office of the transfer agent of the Company in such form and accompanied by such documents, if any, as may be prescribed by the transfer agent of the Company, a new certificate or certificates representing the number of New Reverse Split Shares of which he or she is the record owner after giving effect to the provisions of this Article THIRD(b). The Company shall not issue fractional New Reverse Split Shares. Holders of fractional shares shall receive cash in lieu of the fractional shares equal to the product of (a) the number of shares of Common Stock held by such holder immediately prior to the Effective Date which have not been classified into a whole New Reverse Split Share, multiplied by (b) $1.32.

Effective immediately after the Effective Time, on the Effective Date, each share of authorized Common Stock of the Company, whether or not issued, at the Effective Time (giving effect to the prior paragraph) shall automatically (and without further action) be reclassified and changed into ten (10) shares of Common Stock ("New Forward Split Shares"). Each holder of record of shares of Common Stock so reclassified and changed shall immediately after the Effective Time automatically become the record owner of the number of New Forward Split Shares as shall result from such reclassification and change. Each such record holder shall be entitled to receive, upon the surrender of the certificate or certificates representing the shares of Common Stock so reclassified and changed, at the officer of the transfer agent of the Company in such form and accompanied by such documents, if any, as may be prescribed by the transfer agent of the Company, a new certificate or certificates representing the number of New Forward Split Shares of which he or she is the record owner after giving effect to the provisions of this Article THIRD(b)."

Any holder of less than ten (10) Pre-Split Shares who desires to retain an equity interest in the Company after the Effective Date may do so by purchasing, in the public market, before the Effective Date, a sufficient number of shares of Common Stock such that the stockholder holds ten (10) or more Pre-Split Shares. Similarly, holders of more than ten (10) Pre-Split Shares may purchase, in the public market, before the Effective Date, a sufficient number of shares of Common Stock to "top off" one's holding so that it becomes exactly divisible by ten (10) so the Reverse Split would not result in an indicated fractional share; that way, none of one's interest in the Company would be cashed out. There can be no assurance that shares will be available for purchase on the public market at an attractive price.

                                  RISK FACTORS

You should consider the following risks prior to casting your vote.

Risks Associated With Remaining A Stockholder

WE WOULD NO LONGER BE A PUBLIC COMPANY. THE LACK OF LIQUIDITY FOR SHARES OF OUR COMMON STOCK FOLLOWING THE EFFECTIVE DATE MAY ADVERSELY AFFECT THE VALUE OF YOUR SHARES.

Following the Transaction, we would have less than 300 stockholders of record. As a result, we would become entitled under applicable law to, and in fact we promptly would, deregister our shares of Common Stock under the 1934 Act. Once we deregister our shares of Common Stock, we will not file any more current, quarterly or annual reports with the SEC. As a result, even though we expect to have our shares quoted for trading in the Pink Sheets, there may be no effective trading market for our shares and stockholders desiring to sell their shares would probably have a difficult time finding a buyer for these shares. This lack of liquidity would probably adversely affect your ability to sell your shares and the price which a buyer is willing to pay for the shares.

YOU WOULD LOSE THE BENEFITS OF THE 1934 ACT.

As mentioned, while we expect to issue press releases containing information regarding the Company's performance, we would no longer be required to, nor would we, disclose the kind of information now disclosed in our current, quarterly and annual reports, nor would we be disclosing the kind of information now disclosed in our proxy statements for annual and special stockholder meetings and written consent solicitations. In addition, our officers, directors and significant stockholders would no longer need to file statements of their securities transactions and ownership under Sections 16 or 13(d) of the 1934 Act. It will be much more difficult for you to monitor the status of your investment. In addition, we will not be required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting.

WE DO NOT INTEND TO PAY DIVIDENDS OR MAKE OTHER DISTRIBUTIONS TO OUR COMMON STOCKHOLDERS IN THE FORESEEABLE FUTURE.

We have never paid dividends on our Common Stock and we do not intend to do so in the foreseeable future. Accordingly, continuing stockholders will not receive any dividends with respect to their shares of Common Stock.

WE DO NOT HAVE ANY PRESENT PLANS TO SELL THE COMPANY OR OTHERWISE ENTER INTO A TRANSACTION THAT WOULD PROVIDE LIQUIDITY FOR YOUR SHARES.

We do not have any present plans to sell the Company or enter into any other transaction that would provide stockholders with a liquidity event for their shares, which means your shares could remain illiquid for an indefinite period.

STOCKHOLDERS WILL CONTINUE TO BE SUBJECT TO THE OPERATIONAL AND OTHER RISKS FACING US, WHICH RISKS, IF REALIZED, COULD RESULT IN A SUBSTANTIAL REDUCTION IN THE VALUE OF THEIR SHARES OF COMMON STOCK.

Following the Transaction, we will continue to face the same risks we have faced in the past and that have been described in our public filings. There is no guarantee that we will be able to adequately address these risks and the value of your shares may never reach current levels.

Risks Associated with Not Being A Stockholder

STOCKHOLDERS WHO ARE CASHED OUT WILL FORFEIT THE OPPORTUNITY TO PARTICIPATE IN ANY FUTURE GROWTH IN THE VALUE OF THEIR SHARES.

Stockholders who are completely cashed out in the Transaction will no longer be stockholders in the Company (unless they subsequently acquire shares from other stockholders following the Effective Date) and will no longer participate in any growth in the value of our Common Stock that may occur in the future. Continuing stockholders will, to the extent their interest is partially cashed out in lieu of fractional shares, similarly lose the right to participate in any future growth in the value of the cashed-out shares. It is possible that the value of our shares could exceed current levels in the future.

THE CURRENT FAIR VALUE OF YOUR SHARES MAY BE MORE THAN $1.32.

The $1.32 cash out price was determined by calculating the average closing price of our Common Stock over the 30 trading days prior to the Record Date and adding a premium of 11.9%, which may not in fact indicate the true current value of your shares. We did not use a financial advisor or obtain any fairness opinion regarding the $1.32 price.

                                  VOTE REQUIRED

Approval of this proposal requires the affirmative vote of at least a majority of the issued and outstanding Common Stock as of the Record Date. Stockholders holding Common Stock in "street name" should review the information provided to them by their nominee (such as a broker or bank). This information will describe the procedures to follow to instruct the nominee how to vote the street name shares and how to revoke previously given instructions. The proposal to approve the Transaction is a "non-discretionary" item, meaning that nominees cannot vote Common Stock in their discretion on behalf of a client if the client has not given them voting instructions. Shares held in street name that are not voted by brokerage firms or other nominees are referred to as "broker non-votes." Broker non-votes and abstentions are counted toward the establishment of a quorum for the Annual Meeting. However, because the affirmative vote of a majority of the outstanding Common Stock is necessary to approve the Transaction, broker-non-votes and abstentions will have the same effect as a vote "AGAINST" the proposal to approve the Transaction. The Board of Directors urges you to complete, date and sign the enclosed Proxy and to return it promptly in the enclosed prepaid envelope so that a quorum can be assured for the Annual Meeting and your Common Stock can be voted as you wish.

                    RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has unanimously determined that the Transaction is both substantively and procedurally fair to, and in the best interest of, the Company and our stockholders. Therefore, the Board of Directors unanimously recommends a vote "FOR" the proposal to approve the Transaction as described in this Proxy Statement.

                     OTHER ISSUES RELATED TO THE TRANSACTION

Effect of the Transaction on the Affiliates

Our affiliates, including executive officers and directors, will participate in the Transaction to the same extent as non-affiliates. The affiliates all currently own sufficient shares of Common Stock (over 10 each) so that they will all continue to be stockholders after the effectiveness of the Transaction. As with all other remaining stockholders, the percentage ownership by the affiliates of the total outstanding common shares after the Transaction may increase slightly or decrease slightly, depending on the size of the indicated fractional share.

The Transaction will have no effect on the rights or preferences of the outstanding preferred stock, nor on any of our stock options or warrants outstanding.

Conduct of the Company's Business After the Transaction

We expect our business and operations to continue as they are currently being conducted and, except as disclosed in this document, the Transaction is not anticipated to have any material effect upon the conduct of our business. If the Transaction is consummated, all persons owning fewer than ten (10) Pre-Split Shares of Common Stock will no longer have any equity interest in, and will not be stockholders of, the Company and, therefore, will not participate in our future potential or earnings and growth.

We have no current plans or proposals to effect any extraordinary corporate transaction such as a merger, reorganization or liquidation; to sell or transfer any material amount of our assets; to change our Board of Directors or management; to change materially our indebtedness or capitalization; or otherwise to effect any material change in our corporate structure of business.

Our internal corporate governance practices and our procedures for internal control will remain unchanged, although we generally will not be making any future changes in them as might be mandated for companies subject to the 1934 Act. We will continue to be subject to all provisions of New York corporate law.

Receiving Cash Payment In Lieu of Shares

We will not issue any fractional shares in connection with the Transaction. Instead, we will pay $1.32 for each such Pre-Split Share to which a fractional share is traceable. We refer to this amount as the "Cash-Out Price."

All amounts payable to stockholders will be subject to applicable state laws relating to abandoned property (see "Escheat Laws" below). No brokerage commissions will be payable by stockholders in connection with the Transaction. We will not pay interest on cash sums due any stockholder pursuant to the Transaction.

Assuming the Transaction occurs, as soon as practicable after the Effective Date we will mail a letter of transmittal to each Partially Cashed-Out Stockholder and each Cashed-Out Stockholder. The letter of transmittal will contain instructions for the surrender of the certificate or certificates to our exchange agent in exchange for the Cash-Out Price, and, in the case of the Partially Cashed-Out Stockholders, a new certificate for the post-Forward Split shares which were not cashed out. No cash payment will be made to any stockholder of record until the stockholder of record has surrendered the outstanding certificate(s), together with the letter of transmittal, to our agent. For Partially Cashed-Out Stockholders and Cashed-Out Stockholders whose shares are held in street name, you will not receive a transmittal letter; rather, your cash payment will be sent directly to your nominee. No dissenters' or appraisal rights are available under the Company's By-laws or Articles of Incorporation, as amended, to any stockholders (see "Other Issues Related to the Transaction--Dissenters' Rights" below).

Exchange of Stock Certificates

It is currently anticipated that Registrar and Transfer Company will serve as exchange agent to receive stock certificates of Harvey Electronics, Inc. from, and to send cash payments to, our stockholders entitled to receive them. Promptly following the effective date of the Transaction, the exchange agent will send a letter of transmittal to each Cashed-Out Stockholder and each Partially Cashed-Out Stockholder, which will describe the procedures for surrendering stock certificate(s) in exchange for the cash consideration and, in the case of the Partially Cashed-Out Stockholders, a new share certificate for the post-Forward Split shares which were not cashed out. Upon receipt of the certificate(s) and properly completed letters of transmittal, the exchange agent will within approximately 20 business days make the appropriate cash payment and, where applicable, deliver the new stock certificate. No interest will accrue on the cash consideration.

           PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.

Effective Time

If this proposal is approved by the stockholders and the Board of Directors decides to proceed with the Transaction, the effective time of the Transaction will occur as soon a practicable thereafter and after the Secretary of State of the State of New York accepts for filing the amendments to the Certificate of Incorporation, as amended.

Regulatory Approvals

We are not aware of any material governmental or regulatory approval required for completion of the transaction, other than compliance with the relevant federal securities laws and the corporate laws of New York.

Escheat Laws

The unclaimed property and escheat laws of each state provide that under circumstances defined in that state's statutes, holders of unclaimed or abandoned property must surrender that property to the state. Persons whose shares are cashed out and whose addresses are unknown to us, or who do not return their stock certificates and request payment for their cashed-out shares, generally will have a period of years from the Effective Date in which to claim the cash payment payable to them. Many such states may have abandoned property laws which call for such state to obtain either (i) custodial possession of property that has been unclaimed until the owner reclaims it; or (ii) escheat of such property to the state. Under the laws of such other jurisdictions, the "holding period" or the time period which must elapse before the property is deemed to be abandoned may be shorter or longer than three years. If we do not have an address for the holder of record of the shares, then unclaimed cash-out payments would be turned over to our state of incorporation, the State of New York, in accordance with its escheat laws.

Dissenters' Rights

There exists under the Business Corporation Law of the State of New York rights or actions for stockholders who are aggrieved by reverse stock and/or forward stock splits. Although the nature and extent of such rights or actions are uncertain and may vary depending upon facts or circumstances, stockholder challenges to corporate action in general are related to the fiduciary responsibilities of corporate officers and directors and to the fairness of corporate transactions. For example, stockholders could, if they deemed such to be applicable, take appropriate legal action against us and our Board of Directors, and claim that the transaction was unfair to the unaffiliated stockholders, and/or that there was no justifiable or reasonable business purpose for the Transaction. Stockholders holding less than ten (10) Pre-Split Shares who want to remain stockholders may purchase a sufficient number of additional shares on the open market in order to hold more than ten (10)
Pre-Split Shares prior to the Effective Date of the Transaction. Those stockholders who do not desire to remain stockholders may sell a sufficient number of shares such that they hold fewer than ten (10) Pre-Split Shares before the Effective Date of the Transaction in order to be cashed out in the Transaction. In a similar way, larger stockholders can buy or sell shares before the Effective Date in order to generate a fractional share, which would be cashed out, or to avoid the generation of a fractional share and thus avoid being cashed out to any extent.

SHARE OWNERSHIP OF DIRECTORS, OFFICERS AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information with respect to the beneficial ownership of shares of Common Stock as of August 30, 2005, does not give effect to the Transaction, and is based on information obtained from the persons named below, by (i) each person known to the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each executive officer and director of the Company, (iii) all officers and directors of the Company as a group and (iv) all beneficial owners as a group:

Name and Address                                    Amount and Nature of
of Beneficial Owner             Title of Class      Beneficial Ownership       Percentage
-------------------             --------------      --------------------       ----------

Michael E. Recca                   Common               220,078(1)                6.0%
949 Edgewood Avenue
Pelham Manor, NY 10803

Ronald I. And Joyce L. Heller      Common               194,900                   5.3%
74 Farview Road
Tenafly, New Jersey 07670

Jeffrey A. Wurst                   Common                46,050(6)                1.3%
c/o Ruskin Moscou
  Faltischek, P.C.
1425 EAB Plaza
Uniondale, NY 11556-1425

William F. Kenny, III              Common                54,589(2)                1.5%
C/o Harvey Electronics, Inc.
205 Chubb Avenue
Lyndhurst, NJ 07071

Fredric J. Gruder                  Common                40,000(2)                1.1%
775 Park Avenue
Huntington, NY 11753

Ira J. Lamel                       Common                    -0-                  -
c/o The Hain-Celestial
  Group, Inc.
58 South Service Road
Melville, N Y 11747

Nicholas A. Marshall               Common                    -0-                  -
113 Horseshoe Road
Mill Neck, NY 11765

Franklin C. Karp                   Common               234,500(3)                6.3%
c/o Harvey Electronics, Inc.
205 Chubb Avenue
Lyndhurst, NJ 07071

Joseph J. Calabrese                Common               201,702(4)                5.4%
c/o Harvey Electronics, Inc.
205 Chubb Avenue
Lyndhurst, NJ 07071

Michael A. Beck                    Common               197,500(4)                5.3%
c/o Harvey Electronics, Inc.
205 Chubb Avenue
Lyndhurst, NJ 07071

Roland W. Hiemer                   Common               107,500(5)                3.0%
c/o Harvey Electronics, Inc.
205 Chubb Avenue
Lyndhurst, NJ 07071

-------------------------------------------------------------------------------
All Directors and Officers
as a group (10 Persons)            Common             1,101,919(7)               24.4%

All Beneficial Owners
as a group                         Common             1,296,819(7)               28.7%
-------------------------------------------------------------------------------

(1) Includes 43,932 shares of the Company's Common Stock owned by Harvey Acquisition Company LLC ("HAC"), of which Mr. Recca is a member and the sole manager, plus options to purchase up to 160,000 shares of the Company's Common Stock which are exercisable at prices of between $.8937-$1.925 per share.

(2) Includes options to purchase up to 40,000 shares of the Company's Common Stock, which are exercisable at prices of between $.8125-$1.375 per share.

(3) Includes options to purchase up to 212,500 shares of the Company's Common Stock, which are exercisable at an exercise price of between $.8125-$3.00 per share.

(4) Includes options to purchase up to 190,000 shares of the Company's Common Stock, which are exercisable at an exercise price of between $.8125-$3.00 per share.

(5) Includes options to purchase up to 105,000 shares of the Company's Common Stock, which are exercisable at an exercise price of between $.8125-$3.00 per share.

(6) Includes a warrant to purchase 15,000 shares of the Company's Common Stock, in the name of Ruskin Moscou Faltischek, P.C., the law firm in which Mr. Wurst is a Partner, at an exercise price of $5.00 per share. Mr. Wurst has expressly disclaimed beneficial ownership of this warrant. Also includes options to purchase up to 30,000 shares of the Company's Common Stock, which is exercisable at an exercise price of between $.8125-$1.375 per share. As more fully described in this Proxy Statement, Mr. Wurst is not standing for re-election to the Company's Board of Directors.

(7) Includes options and warrants to purchase up to 982,500 shares of Common Stock, which are exercisable at an exercise price of between $.8125-$5.00 per share.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's officers and directors, and persons who own more than ten percent of the Company's Common Stock, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission (the "SEC") and NASDAQ. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on its review of the copies of such forms received by it, and written representations from certain reporting persons that no other forms were required for such persons, the Company believes that during the fiscal year ended October 30, 2004, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were fully satisfied, except Michael E. Recca, on behalf of HAC, filed one late Form 4 (reporting one transaction).

PROPOSAL II
ELECTION OF DIRECTORS

Seven directors are to be elected by a plurality of the votes cast at the Meeting, each to hold office until the next Annual Meeting of Stockholders or until his respective successor is duly elected and qualified. Jeffrey A. Wurst will not seek re-election as director and his term will automatically expire immediately prior to the term of directors who are elected as provided herein. The Company is not required, and is not currently seeking, to replace Mr. Wurst as director, or as a member of the Compensation and Stock Option Committee.

Nominees For Director

The persons named below have been nominated for election as directors. Unless otherwise directed, the persons named in the accompanying Proxy have advised the Company that it is their intention to vote for the election of the persons named below as directors.

                      Michael E. Recca
                      Franklin C. Karp
                      Joseph J. Calabrese
                      Fredric J. Gruder
                      William F. Kenny, III
                      Nicholas A. Marshall
                      Ira J. Lamel

The Company believes that each nominee will be able to serve. If any nominee becomes unable or unwilling to serve, Proxies may be voted for the election of such person or persons as the Board of Directors determines.

THE BOARD OF  DIRECTORS  RECOMMENDS  A VOTE  "FOR" EACH OF THE  NOMINEES  LISTED
ABOVE.

Set forth below is certain information furnished to the Company by the director nominees. There are no family relationships among any directors or executive officers of the Company.

Information Regarding Officers and Directors

The following table sets forth the names and ages of the Company's current and nominated directors and executive officers and the positions they hold with the
Company:

            Name              Age (1)  Position
            ----              -------  --------

Michael E. Recca              54       Chairman and Director
Franklin C. Karp              51       Chief Executive Officer, President
                                       and Director
Joseph J. Calabrese           45       Executive Vice President,
                                       Chief Financial Officer,
                                       Treasurer, Secretary and Director
Jeffrey A. Wurst              56       Director (will not stand for re-election)
Fredric J. Gruder             59       Director
William F. Kenny, III         74       Director
Nicholas A. Marshall          72       Director
Ira J. Lamel                  57       Director
Michael A. Beck               46       Vice President of Operations
Roland W. Hiemer              44       Vice President of Merchandising

(1) As of August 30, 2005.

Michael E. Recca became the Chairman of the Board of Directors of the Company in November 1996. Mr. Recca is also a member and the sole manager of Harvey Acquisition Company, LLC, which is a stockholder of the Company. Mr. Recca was an employee of Taglich Brothers, Inc., an NASD registered broker-dealer, through December 31, 1998. Beginning in January 2002 and continuing through April 2002, Mr. Recca was self-employed as a financial restructuring consultant, and, in this capacity, was also associated with NorthStar Capital, LLC, a joint venture with Ruskin Moscou Faltischek, P.C., the Company's corporate counsel. Currently, Mr. Recca is an officer and director of Sky Capital Holdings, LTD, and of several wholly owned subsidiaries of Sky Capital Holdings and the President of Sky Capital, LLC, a wholly owned subsidiary of Sky Capital Holdings, LTD and an NASD broker-dealer. Mr. Recca is also an officer and a director of Sky Capital Enterprises and of Sky Capital Ventures, (companies affiliated with Sky Capital Holdings, LTD) and several of their wholly or partially owned subsidiaries, including Global Secure Holdings, Ltd., and its wholly owned subsidiaries.

Franklin C. Karp began his career in the retail consumer electronics industry over 25 years ago, working as a salesman for what was then one of the most successful chain operations in the New York metropolitan area. He held various positions in sales management, purchasing and operations. In 1990, Mr. Karp joined Harvey as Merchandise Manager and later as Vice President in charge of merchandising. Mr. Karp was appointed President of Harvey in 1996 and Chief Executive Officer in 2004.

Joseph J. Calabrese, a certified public accountant, joined the Company as Controller in 1989. Since 1991, Mr. Calabrese has served as Vice President, Chief Financial Officer, Treasurer and Secretary of the Company. Mr. Calabrese was elected Executive Vice President and a Director of the Company in 1996. Mr. Calabrese began his career with Ernst & Young LLP in 1981 where for the eight-year period prior to his joining the Company he performed audit services with respect to the Company.

Fredric J. Gruder has been a director since July 1998. Since December 2001, Mr. Gruder has been a sole practitioner in his own law firm. From July 1999 to December 2001, Mr. Gruder was of counsel to Dorsey & Whitney LLP. From September 1996 to July 1999, he was a partner in the law firm of Gersten, Savage, Kaplowitz & Fredericks, LLP ("Gersten"), which represented Thornwater Company, L.P. ("Thornwater"), representative of the Company's underwriters in the Offering. From March 1996 through September 1996, Mr. Gruder was of counsel to Gersten, having been a sole practitioner from May 1995 through March 1996. From March 1992 until March 1996, Mr. Gruder served as vice president and general counsel to Sbarro, Inc., then a publicly traded corporation which owns, operates, and franchises Italian restaurants. Prior to this time, Mr. Gruder practiced law in New York for over twenty years, specializing in corporate securities and retail real estate.

William F. Kenny, III has been a director of the Company since 1975. From January 1992 to December 2000, Mr. Kenny was a consultant to Meenan Oil Co., Inc. Prior to 1992, Mr. Kenny was the President and Chief Executive Officer of Meenan Oil Co., Inc. Mr. Kenny has also served as a director of the Empire State Petroleum Association, Petroleum Research Foundation and was the President of the East Coast Energy Council. Mr. Kenny was also the President of the Independent Fuel Terminal Operators Association and the Metropolitan Energy Council.

Jeffrey A. Wurst, a director since February 2000, is a Partner of the law firm of Ruskin Moscou Faltischek, P.C. ("Ruskin"), where he chairs the firm's Financial Services, Banking & Bankruptcy Department. Mr. Wurst is experienced in asset based lending, factoring, commercial finance and bankruptcy matters. Ruskin has been involved in the legal representation of the Company since it reorganized under the bankruptcy laws in 1996. Mr. Wurst is the immediate past president of the Long Island Chapter of the Turnaround Management Association and is a member of the boards of the Turnaround Management Association, the Association of Commercial Finance Attorneys and the New York Chapter of the Association for Corporate Growth.

Nicholas A. Marshall has been a director of the Company since May 2003. Since 1998, Mr. Marshall has worked as a consultant and trustee of a family estate. From 1983 - 1997, Mr. Marshall served as a director of the Greater New York
Savings Bank and from 1997-1998 he was an Advisory Board member of Astoria Federal Corporation. Mr. Marshall has over 37 years of experience in investment banking and has held senior executive positions in several asset management firms. Mr. Marshall has a BA degree from Yale University and an MBA from Harvard Business School.

Ira J. Lamel was appointed to the Company's Board of Directors and Audit Committee in November 2003. He has been the Executive Vice President, Chief Financial Officer and Treasurer of The Hain Celestial Group, Inc. since October 1, 2001. Mr. Lamel, a certified public accountant, was a partner at Ernst & Young LLP where he served in various capacities from June 1973 to September 2001. Ernst & Young LLP served as the Company's independent registered public accountants until fiscal 2001. Mr. Lamel directed all of Ernst & Young's services to the Company, including the audits of our financial statements, from fiscal 1997 through fiscal 2000. Mr. Lamel is also a director of Excel Technology, Inc. (NASDAQ - XLTC).

Michael A. Beck has been Vice President of Operations of the Company since April 1997. From June 1996 until such date he was the Company's Director of Operations and from October 1995 until April 1996 he served as Director of Operations for Sound City, a consumer electronics retailer. Mr. Beck was a store manager for the Company from August 1989 until October 1995. Mr. Beck holds a BA in Psychology from Merrimack College.

Roland W. Hiemer has been with the Company since 1990. He started with the Company as a salesman and advanced to Senior Sales Manager for the Paramus store in 1991. He was further promoted to Inventory Control Manager in 1991. In 1997, he was promoted to Director of Inventory Control and in 2001, Mr. Hiemer was promoted to Merchandise Manager. In January 2004, Mr. Hiemer was promoted to Vice President of Merchandising. Mr. Hiemer holds a BA in Business Administration from Hofstra University.

Board Meetings and Committees of the Board of Directors

The Board of Directors, which met four times either in person or telephonically during fiscal 2004, has an Audit Committee and a Compensation and Stock Option Committee.

Of the eight current Board members, five (including Mr. Wurst) are "independent" under the existing standards for NASDAQ Small Cap Market Issuers. The Board generally relies on its network of industry and professional contacts in connection with identifying potential Board members. The Board will only consider nominees that have the requisite industry or financial experience to be able to advise and direct senior management in the Company's operations. At a minimum, each nominee: (i) must be prepared to represent the best interests of all of the Company's stockholders, (ii) must be an individual who has demonstrated integrity and ethics in his/her personal and professional field and has established a record of professional accomplishment in his/her chosen field;
(iii) must not have (and his/her family members must not have) any material personal, financial or professional interest in any present or potential competitor of the Company; and (iv) must be prepared to participate fully in Board activities, including attendance at, and active participation in, meetings of the Board and not have other personal or professional commitments that would interfere or limit his or her ability to do so.

Compensation and Stock Option Committee. During fiscal 2004, Fredric J. Gruder, William F. Kenny, III, Jeffrey A. Wurst, Nicholas A. Marshall and Ira J. Lamel served on the Compensation and Stock Option committee (the "Compensation Committee"). Each director who served on the Compensation Committee during fiscal 2004 qualified as an "independent director" as such term is defined in Marketplace Rule 4200(a)(15) of the National Association of Securities Dealers (the "NASD"). The function of the Compensation Committee is to make recommendations to the Board with respect to the compensation of management level employees and to administer plans and programs relating to stock options, pension and other retirement plans, employee benefits, incentives, and compensation. The Compensation Committee met one time in fiscal 2004.

Audit Committee. During fiscal 2004, William F. Kenny, III, Nicholas A. Marshall and Ira J. Lamel served on the Audit Committee. Each of the current Audit Committee members meets the independence criteria prescribed by Rule 10A-3 promulgated under the Exchange Act and is an "independent director" as defined in NASD Rule 4200(a)(15). Each Audit Committee member meets NASDAQ's financial knowledge requirements, and Ira J. Lamel, designated by the Board of Directors as the "Audit Committee financial expert" under the SEC rules, meets NASDAQ's professional experience requirements as well. The Audit Committee is governed by, and operates pursuant to, a written charter adopted by the Board of Directors. Such charter complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and NASDAQ. As more fully described in the charter, the Audit Committee is responsible for overseeing the accounting and financial reporting processes and the audits of the financial statements of the Company.

Affirmative Determinations Regarding Director Independence

The Board of Directors has determined each of the following directors to be an "Independent Director" as such term is defined in the NASD Marketplace rule 4200(a)(15):

                                Fredric J. Gruder
                              William F. Kenny, III
                                Jeffrey A. Wurst
                              Nicholas A. Marshall
                                  Ira J. Lamel

As provided by NASD Rule 4350(c)(2), the Independent Directors will regularly schedule "Executive Sessions" whereby the Independent Directors will hold meetings with only the Independent Directors present.

Report of the Audit Committee for the fiscal year ended October 30, 2004

As of the date of this Proxy Statement, the audit committee consists of three directors, each of whom qualifies as an "independent director" pursuant to Rule 10A-3 promulgated under the Exchange Act and NASD Rule 4200(a)(15). The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, set forth in the Charter of the Audit Committee adopted by the Board of Directors, the Committee reviewed the audited financial statements with Management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent registered public accountants, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent registered public accountants the independence of such auditors and, in connection therewith, the Committee has received the written disclosures and letter from the independent registered public accountants required by Independence Standards Board, Standard No. 1 (Independence Discussions with Audit Committees). The Committee and the independent registered public accountants have considered the compatibility of non-audit services with the auditors' independence.

The Committee discussed with the Company's independent registered public accountants the overall scope and results of their respective audits. The Committee meets with the independent registered public accountants, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. During fiscal 2004, the Audit Committee met five times, in connection with the audit and other matters.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements for the year ended October 30, 2004 be included in the Annual Report for filing with the SEC. The Committee and the Board have also recommended, subject to stockholder approval, the selection of the Company's independent registered public accountants, BDO Seidman, LLP for the year ended October 29, 2005.

Ira J. Lamel, Chairman of the Audit Committee and Financial Expert William F. Kenny, III, Audit Committee Member
Nicholas A. Marshall, Audit Committee Member

Code of Ethics

The Company adopted a code of ethics applicable to its Chief Executive Officer/President, Chief Financial Officer and Controller, which is a "code of ethics" as defined by applicable rules of the Securities and Exchange Commission. This code of ethics is publicly available on the Company's website, www.harveyonline.com. If the Company makes any amendments to this code of ethics other than technical, administrative, or other non-substantive amendments, or grants any waivers, including implicit waivers, from a provision of this code of ethics to the Company's Chief Executive Officer/President, Chief Financial Officer or Controller, the Company will disclose the nature of the amendment or waiver, its effective date and to whom it applies in a report on Form 8-K filed with the SEC. The Company also has a third party anonymous ethics and compliance hotline available to all employees and is reportable by phone or by website, www.reportit.net.

Directors' Compensation

In fiscal 2004, each of the Company's outside directors received a $1,000 monthly retainer.

No options to purchase the Company's Common Stock were granted to the outside directors in fiscal 2004.

Policy for Nomination of Directors

In fiscal 2004, the Company established a resolution of outlining its policy on the nomination of directors, under the standards of the NASDAQ Small cap Market. Director nominees shall be recommended by a majority of the directors who are independent. The independent directors will only consider nominees that have requisite industry or financial experience.

Limitation of Liability of Directors; Indemnification of Directors and Officers; Directors and Officers Insurance

The Company's Certificate of Incorporation provides that a director shall not be personally liable to the Company or its stockholders for monetary damages relating to a breach of fiduciary duty as a director, unless a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the New York Business Corporation Law. Any repeal or modification of what is set forth hereinabove will not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain limited situations. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. These provisions will not alter the liability of directors under federal securities laws.

The Company's By-Laws provide that the Company shall, to the fullest extent permitted by applicable law, as amended from time to time, indemnify any person who is or was made, or threatened to be made, a party to any action or proceeding, whether civil or criminal, whether involving any actual or alleged breach of duty, neglect or error, any accountability, or any actual or alleged misstatement, misleading statement or other act or omission and whether brought or threatened in any court or administrative or legislative body or agency, including any action by or in the right of the Company to procure a judgment in its favor and an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Company is serving or served in any capacity at the request of the Company, by reason of the fact that he, his testator or intestate, is or was a director or officer of the Company, or is serving or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement, and expenses (including attorneys' fees, cost and charges) incurred as a result of such action or proceeding, or appeal therein, except to such person who is a director or officer of the Company and a judgment or other final adjudication adverse to such director or officer establishes that (i) his acts were committed in bad faith or were the result of active and deliberate dishonest and, in either case, were material to the cause of action so adjudicated, or (ii) he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

Section 722 of the New York Business Corporation Law empowers a New York corporation to indemnify any person, made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

In addition, Section 722 of the New York Business Corporation Law states that a New York corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type of kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court on which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

The Company maintains directors and officers and employment practices liability insurance. The current annual premium for such insurance is approximately $63,000, all of which is paid by the Company.

EXECUTIVE COMPENSATION

The following table sets forth the cash and stock compensation paid by the Company, as well as any other compensation paid to or earned by the Chairman of the Company, the Chief Executive Officer/President of the Company and those executive officers compensated at or greater than $100,000 for services rendered to the Company in all capacities during the three most recent fiscal years.

Summary Compensation Table:

 Name of Individual                                                     Stock              Long-Term
and Principal Position         Year       Salary        Bonus      Options Granted (1)      Compensation
----------------------         ----       ------        -----      -------------------     ------------

Michael E. Recca               2004        $112,000      $   -            -                    $ -
Chairman (3)                   2003(2)     $122,000      $   -            -                    $ -
                               2002        $120,000      $   -          25,000                 $ -

Franklin C. Karp               2004        $165,000      $ 75,000         -                    $ -
Chief Executive Officer        2003(2)     $163,000      $ 44,000         -                    $ -
 & President                   2002        $156,000      $109,000       50,000                 $ -

Joseph J. Calabrese            2004        $156,000      $ 71,000         -                    $ -
Executive Vice President       2003(2)     $153,000      $ 41,000         -                    $ -
Chief Financial Officer,       2002        $146,000      $ 88,000       50,000                 $ -
   Treasurer and Secretary

Michael A. Beck                2004        $140,000      $ 70,000         -                    $ -
Vice President of              2003(2)     $138,000      $ 41,000         -                    $ -
   Operations                  2002        $131,000      $ 88,000       50,000                 $ -

Roland W. Hiemer               2004        $95,000       $ 35,000         -                    $ -
Vice President of              2003(2)     $94,000       $ 17,000         -                    $ -
   Merchandising               2002        $85,000       $ 9,000        30,000                 $ -

(1) See "Stock Option Plan" for related information relating to stock option grants. The stock options granted in fiscal 2002 are not in the money as of the Record Date.
(2) Fiscal 2003 is a fifty-three week year and, as a result, salary amounts include fifty-three weeks of compensation.
(3) Effective September 9, 2005, Mr. Recca's annual salary has been reduced to $48,000.

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board of Directors establishes the Company's general compensation policies as well as the compensation plans and specific compensation levels for executive officers. It also administers our employee stock option plan for executive officers.

The Compensation Committee believes that the compensation of the Company's executive officers should be influenced by performance. Base salary levels, and any salary increases are approved by the Compensation Committee. In fiscal 2004, 2003 and 2002, additional compensation in the form of cash bonuses were made in accordance with a quarterly and annual bonus plan, as approved by the
Compensation Committee. In fiscal 2002, stock options were also made in accordance with the quarterly and annual bonus plan, as approved by the Compensation Committee. The Compensation Committee believes that the executive officers salaries during these years did not exceed levels in the industry for similarly-sized businesses. Severance agreements exist for all executive officers.

In fiscal 2004, the Company's executive officers (excluding the Chairman) received a new bonus plan, as approved by the Compensation Committee. Under the new plan, seventy percent (70%) of the new annual bonus potential is based on financial performance and the achievement of the Company's quarterly budgets. The remaining thirty percent (30%) is an annual bonus based on the achievement of specific Company goals.

As previously mentioned, stock option grants, prior to 2003, have been part of the bonus plan for executive officers. The Compensation Committee viewed these option grants as an important component of its long-term, performance-based compensation philosophy. Since the value of an option bears a direct relationship to the Company's stock price, the Compensation Committee believes that options motivate executive officers to manage the Company in a manner that will also benefit stockholders. As such, options were granted, only if performance levels were achieved, at the current market price. One of the principal factors considered in granting options to an executive officer was the executive officer's ability to influence the Company's long-term growth and profitability. No options were granted in fiscal 2004. As only a limited number of options remain available for grant, no options are expected be granted to executive officers in fiscal 2005.

With respect to the base salary granted to Mr. Karp, the Company's Chief Executive Officer/President, the Compensation Committee made a favorable assessment of the Company's actual operating results for fiscal 2004, as compared to the Company's goals and from the performance of Mr. Karp on various accomplishments for fiscal 2004. The Compensation Committee also considered Mr. Karp's relative position as compared to his peers in the industry. Based on these factors, Mr. Karp's salary was $165,000 in fiscal 2004 and was increased to $170,000 for fiscal 2005. No stock options were granted to Mr. Karp in fiscal 2004.

In fiscal 2004, no options were granted to the Company's executive officers.

                                Fredric J. Gruder
                              William F. Kenny, III
                                Jeffrey A. Wurst
                              Nicholas A. Marshall
                                  Ira J. Lamel

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Code was enacted in 1993 and generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by a corporation on the last day of the taxable year. Section 162(m), however, does not disallow a federal income tax deduction for qualified "performance-based compensation," the material terms of which are disclosed to and approved by stockholders.

The Compensation Committee has considered the tax deductibility of compensation awarded under the stock option plan in light of Section 162(m). We structured and intend to administer the stock option plan with the intention that the resulting compensation can qualify as "performance-based compensation" and would be deductible. It is not expected that any executive officer's compensation will be non-deductible in 2004 by reason of the application of Section 162(m).

Severance Agreements

In November 2000, the Company's Board of Directors approved and the Company entered into substantially similar Second Amended and Restated Severance Agreements with each of Franklin C. Karp, Joseph J. Calabrese, and Michael A. Beck, executives of the Company, and the Company entered into an Amended and Restated Severance Agreement with Michael E. Recca, the Company's Chairman (each an "Amended Severance Agreement").

Each Amended Severance Agreement provides that either (i) in the event of a change in control of the Company (as defined), such as a merger, sale or disposition of assets, change in the constitution of the Board of Directors or the current Chairman, the assignment to the executive of a position inconsistent with the executive's current position or relocation of the corporate office (as defined), or in the event of a potential change in control (as defined), or disability (as defined), and within one hundred eighty (180) days from the day of one of the foregoing events the executive is terminated for reasons other than for cause or the executive terminates his employment for any reason, or
(ii) in the event the executive is terminated for any reason other than cause (as defined) and a change in control, potential change in control or disability shall not have occurred, then in either event, the respective executive shall receive, among other things:

     o a cash amount equal to the higher of: (x) the executive's annual base salary prior to termination or the event giving rise to the change in control, potential change in control or disability, or (y) the executive's annual base salary prior to the event giving rise to the executive's right to terminate his employment for any reason;

     o a cash payment equal to the higher of: (x) twelve (12) months of the executive's highest monthly car allowance or monthly average travel reimbursement in effect within the six (6) month period immediately prior to termination or the change in control, potential change in control or disability, not to exceed twelve thousand and 00/100 ($12,000) dollars, or (y) twelve (12) months of the executive's highest monthly car allowance or monthly average travel reimbursement in effect within the six (6) month period immediately prior to the date the executive terminates his employment for any reason, not to exceed twelve thousand and 00/100 ($12,000) dollars; and

     o the maximum/highest benefits which the executive was receiving at any time during a two-year period prior to termination, relating to health insurance, accident insurance, long-term care, life insurance and disability, which shall continue for one (1) year beyond the date of termination of the executive's employment.

Roland W. Hiemer's severance agreement provides that in the event the Company is sold or merged with another company or involved in a corporate reorganization, among other things, and Mr. Hiemer is terminated or asked to accept a position other than that of a senior officer requiring similar responsibilities as a result of such reorganization or change in ownership or control, and he declines the new position, the Company or its successor in control will be obligated, and continue to pay him salary at the same rate and car allowance, if any, he received immediately prior to such event, plus benefits, for a period of six months.

The severance agreement for Mr. Hiemer also provides that in the event he is terminated for any other reasons, except conduct that is materially injurious to the Company or conviction of any crime involving moral turpitude, the Company will be obligated and continue to pay Mr. Hiemer at the same salary he received immediately prior to such termination for a period of three months following termination plus full coverage of the Company's benefits for the same period.

PERFORMANCE GRAPH

The following graph shows a 69-month comparison of the cumulative total return to the Company's stockholders, The Russell 2000 Index and a peer group of substantially larger electronics companies. The graph assumes that the value of investment in the Company's Common Stock and in each index was $100 on October 31, 1999, including the reinvestment of dividends, if any. The Company's fiscal year is either a 52 or 53 week year with the fiscal year ending on the Saturday closest to October 31. All fiscal years presented in the performance graph include 52 weeks except fiscal 2003 which includes 53 weeks.

[GRAPHIC OMITTED]


STOCK OPTION PLAN

In April 1997, the Company adopted a stock option plan, which was approved by the Company's stockholders in fiscal 1998 (the "Stock Option Plan"). The Stock Option Plan currently covers 1,000,000 shares of the Common Stock. As of October 30, 2004, there were an aggregate 989,100 options outstanding and 10,900 options available for grant. Options may be designated as either (i) incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended (the "Code") or (ii) non-qualified stock options. ISOs may be granted under the Stock Option Plan to employees and officers of the Company. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company (collectively "Options"). In certain circumstances, the exercise of Options may have an adverse effect on the market price of the Common Stock.

The Stock Option Plan is intended to encourage stock ownership by employees of the Company, so that they may acquire or increase their proprietary interest in the Company and to encourage such employees and directors to remain in the employ of the Company and to put forth maximum efforts for the success of the business. Options granted under the Stock Option Plan may be accompanied by either stock appreciation rights ("SARS") or limited stock appreciation rights (the "Limited SARS"), or both.

The Stock Option Plan is administered by the Compensation Committee currently as the Board may establish or designate. The Compensation Committee shall be comprised of not less than two members, and all of whom shall be outside directors. The members of the Compensation Committee are William F. Kenny, III, Jeffrey A. Wurst, Fredric J. Gruder, Nicholas A. Marshall and Ira J. Lamel, all of which are outside directors.

The Compensation Committee, within the limitations of the Stock Option Plan, shall have the authority to determine the types of options to be granted, whether an Option shall be accompanied by SARS or Limited SARS, the purchase price of the shares of Common Stock covered by each Option (the "Option Price"), the persons to whom, and the time or times at which, Options shall be granted, the number of shares to be covered by each Option and the terms and provisions of the option agreements.

The maximum aggregate number of shares of Common Stock as to which Options, SARS and Limited SARS may be granted under the Stock Option Plan to any one optionee during any fiscal year of the Company is 100,000, as approved and amended by the stockholders in fiscal 2000.

With respect to the ISOs, in the event that the aggregate fair market value, determined as of the date the ISO is granted, of the shares of Common Stock with respect to which Options granted and all other option plans of the Company, if any, become exercisable for the first time by any optionee during any calendar year exceeds $100,000, Options granted in excess of such limit shall constitute non-qualified stock options for all purposes. Where the optionee of an ISO is a ten (10%) percent stockholder, the Option Price will not be less than 110% of the fair market value of the Company's Common Stock, determined on the date of grant, and the exercise period will not exceed five (5) years from the date of grant of such ISO. Otherwise, the Option Price will not be less than one hundred (100%) percent of the fair market value of the shares of the Common Stock on the date of grant, and the exercise period will not exceed ten (10) years from the date of grant. Options granted under the Plan shall not be transferable other than by will or by the laws of descent and distribution, and Options may be exercised, during the lifetime of the optionee, only by the optionee or by his guardian or legal representative.

2004 Option Grants

In fiscal 2004, no stock options were granted to the Company's executive officers or directors.

Option Exercises and Holdings

In fiscal 2004, no options were exercised by the Company's executive officers or directors.

              HARVEY ELECTRONICS, INC. SAVINGS AND INVESTMENT PLAN

The Harvey Electronics, Inc. Savings and Investment Plan, as amended, includes a defined contribution, profit sharing and 401(K) provision.

An employee is eligible to participate in the plan after he or she has attained age twenty-one (21) and has completed four (4) months of service with the Company. The Board of Directors of the Company may elect to provide for those participants who are employed full time by the Company, as of the last day of the plan year, a contribution of up to three percent (3%) of each employee's compensation. The election by the Board of Directors is based solely on the performance of the Company. For the three fiscal years ended October 30, 2004, no defined contribution percentage was contributed by the Company. In addition, employees participating in the salary deferral aspect of the plan may elect to defer a percentage of their salary. Effective January 1, 1995 the Company's Board of Directors temporarily elected to eliminate the employer 401(k) match (which was 25% of the first 6% of the amount contributed by participants prior to such date) on employee contributions. Employee contributions, any Company contribution and the earnings thereon, will be paid-out upon the employee's termination of employment, retirement, death, disability, or if elected, while still employed by the Company upon attaining age 59 1/2. Employees will be one hundred percent (100%) vested at all times in the full value of their salary deferral account. After six (6) years of service with the Company, employees will be fully vested in the Company's matching and defined contribution account.

Beginning in fiscal 2003, the Company's Board of Directors authorized a five percent (5%) match on all employee contributions to the 401(k) plan, if the Company's pre-tax profit is at least $500,000. No match was required for fiscals 2004 or 2003.

CERTAIN TRANSACTIONS

From January 2001 to April 2002, Mr. Recca was a principal of NorthStar Capital, LLC, a joint venture between certain partners of Ruskin Moscou Faltischek, P.C. ("Ruskin"), the Company's corporate counsel, and Mr. Recca.

Jeffrey A. Wurst, Director, is also a Senior Partner with Ruskin. On October 30, 2004 and November 1, 2003, the Company had amounts payable to Ruskin of approximately $39,000 and $50,000, respectively. The Company also paid legal fees to Ruskin of $103,000, $95,000 and $81,000, in fiscal years 2004, 2003 and 2002, respectively.

Dividends paid to preferred stockholders aggregated $70,000, $70,000 and $74,000 for fiscal years 2004, 2003 and 2002, respectively.

As of October 30, 2004, the Company had 827 shares of preferred stock issued and outstanding and such stock was held by four holders of record. In December 2004, three holders of record of the preferred stock converted 227 shares of preferred stock into 184,059 shares of the Company's Common Stock. As of April 30, 2005, 600 shares of preferred stock were issued and outstanding and were held by one holder of record.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on the NASDAQ Small Cap Market under the symbol "HRVE".

The outstanding shares of Common Stock are currently held by approximately 1,540 stockholders in total (includes 352 stockholders of record) and the preferred stock by one holder of record.

The following table indicates the quarterly high and low stock prices for fiscal years 2004 and 2003:

                                        High              Low
                                        ----              ---
        Fiscal Year 2004
        January 31, 2004                $1.04             $.83
        May 1, 2004                      1.75              .98
        July 31, 2004                    1.54             1.00
        October 30, 2004                 1.38              .98

        Fiscal Year 2003
        February 1, 2003                $1.30             $.81
        May 3, 2003                      1.15              .86
        August 2, 2003                   1.16              .80
        November 1, 2003                 1.10              .80

The Company has paid no dividends on its Common Stock for the last two years. The Company's lender restricts the payment of dividends on the Company's Common Stock. The Company does not expect to pay dividends on Common Stock in the future.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock and Warrant Agent for the Warrants is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

PROPOSAL III
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Subject to ratification by the stockholders, the Board of Directors has appointed BDO Seidman, LLP as the Company's independent registered public accountants to audit the 2005 financial statements for the fiscal year ending October 29, 2005. This will be the fourth year that BDO Seidman, LLP will be performing the audit and has succeeded Ernst & Young LLP.

Representatives of the firm of BDO Seidman, LLP are expected to be present at the Meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions relating only to the financial statements for fiscal 2004.

AUDIT AND OTHER FEES

The following represents all amounts billed to the Company for the professional services of BDO Seidman, LLP rendered during fiscal years 2004 and 2003:

                                       2004                   2003
                                       ----                   ----

        Audit Fees                   $70,000                $60,000

        Audit - Related Fees         $ 5,000(1)             $16,050(2)

        Tax Fees                     $ -                    $ -

        All Other Fees               $ -                    $ -
                                     ----------             ----------

              Total                  $75,000(3)             $76,050(3)
                                     =========              =========

     (1) For fiscal 2004, $5,000 related to consultations on accounting and SEC matters.

     (2) For fiscal 2003, services provided under this category consist of $8,550 for services related to a mid-year inventory observation and research regarding the effect of a change in the Company's year-end and $7,500 for consultations relating to accounting and SEC matters.

     (3) All fees for the years presented were approved by the Company's Audit Committee.

BDO Seidman, LLP's fees for the 2005 audit and the three related quarterly reviews will be $85,000.

The SEC has extended the compliance dates for non-accelerated filers pursuant to 404 of the Sarbanes-Oxley Act. If the Company's proposal to effectuate the Transaction is unsuccessful, the Company will further evaluate its implementation plan in fiscal 2005 to meet its compliance requirements for fiscal year ending October 28, 2006. In connection with this significant effort, Management believes that expenses related to implementation of the current required provisions of the Sarbanes-Oxley Act may be in the range of $250,000 to $400,000 for fiscal 2006. For further discussion relating to the costs of Sarbanes-Oxley Act compliance and related issues, please carefully review Proposal I and the description of risks related to the Transaction.

THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THE STOCKHOLDERS VOTE "FOR" SUCH RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS, BDO SEIDMAN, LLP.

The affirmative vote by the holders of a majority of the Company's voting shares represented at the Meeting is required for the approval of the auditors, BDO Seidman, LLP. Under applicable New York law, in determining whether this proposal has received the requisite number of affirmative votes, abstentions and broker non-votes will be disregarded and will have no effect on the outcome of the vote.

ANNUAL REPORT ON FORM 10-K

An annual report on Form 10-K as filed with the SEC for the year ending October 30, 2004, containing financial and other information about the Company, is being mailed to all stockholders of record as of the Record Date, at the Company's cost.

OTHER MATTERS

Management does not know of any other matters which are likely to be brought before the Meeting. However, in the event that any other matters properly come before the Meeting, including, but not limited to any proposals made by stockholders, the persons named in the enclosed Proxy will vote the Proxy in accordance with their best judgment. Under the Company's By-laws, advance notice is required for nomination of directors and for certain business to be brought before an annual meeting of stockholders of the Company. Such advance notice must generally be received by the Company not less than 50 days or more than 75 days prior to the date of such meeting. A copy of the Company's By-laws specifying the advance notice requirements will be furnished to any stockholder upon written request to the Secretary of the Company.

SOLICITATION OF PROXIES

The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Meeting, and the enclosed proxy card will be borne by the Company.

In addition to the solicitation of proxies by use of the mails, the Company has retained the services of Regan & Associates, Inc. to act as a proxy solicitor in conjunction with the Annual Meeting. The Company has agreed to pay that firm $6,000 for proxy solicitation services. The Company may utilize the services of some of its officers and regular employees (who will receive no compensation in addition to their regular salaries) to solicit proxies personally, by telephone and telecopy. The Company has requested banks, brokers and other custodians, nominees, and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies, and will reimburse such persons for their expenses in so doing.

STOCKHOLDERS PROPOSALS

Any stockholder of the Company who wishes to present a proposal to be considered at the 2006 Annual Meeting of Stockholders of the Company and who wishes to have such proposal presented in the Company's proxy statement for such meeting must deliver such proposal in writing to the Company at 205 Chubb Avenue, Lyndhurst, New Jersey 07071, Attention: Corporate Secretary, on or before December 31, 2005.

Under applicable rules of the SEC, all proposals submitted after December 31, 2005 shall be considered untimely. In order to curtail controversy as to the date on which the proposal was received by the Company, it is suggested that proponents submit their proposals by certified mail, return receipt requested.

                                          By Order of the Board of Directors


                                          Joseph J. Calabrese, Secretary

Lyndhurst, New Jersey
Dated:  September 20, 2005